1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV:ITR; NYSE American: ITRG
JANUARY 21, 2021	www.integraresources.com

INTEGRA RESOURCES PROVIDES UPDATE ON PRE-FEASIBLITY STUDY AND

2021 EXPLORATION PLAN AT THE DELAMAR PROJECT

  Exploration drilling underway at the Black Sheep target and Florida Mountain Deposit, marking the first winter exploration program at the DeLamar Project.
  The 2021 exploration drill program at DeLamar will total 10,000 meters ("m"), including follow-up drilling on the successful 2020 high-grade drill program at Florida Mountain and War Eagle, as well as low-grade, heap-leachable extension drilling at Florida Mountain primarily to the east and west of the existing resource envelope. Henrietta Ridge, the un-tested northern extension of the DeLamar resource, as well as select targets in the Black Sheep area will also be drilled this year.
  The Company's Pre-feasibility Study ("PFS") is on-schedule for delivery in Q4 2021. As part of this PFS, Integra has undertaken multiple trade-off studies aimed at recovering more silver ("Ag") than was contemplated in the 2019 Preliminary Economic Assessment ("PEA"). These studies include:
    Increased mill size to recover more silver: Historical mill recoveries for silver at DeLamar were between 75% and 80%, significantly higher than the silver recoveries in the Company's PEA which focused more on heap-leaching (27,000 tonnes per day) than milling (2,000 tonnes per day). The DeLamar Project has a large silver resource of 116,514,000 ozs of silver (172,365,000 tonnes grading 21 g/t Ag) in the Measured and Indicated category and 12,240,000 ozs of silver (28,266,000 tonnes grading 13.5 g/t Ag) in the Inferred category.
    Alternative processing options to increase potential mill size and silver recovery: The Company is studying the potential of processing additional oxide and transitional material in a mill through agitated leach techniques as well as High Pressure Grinding Rolls ("HPGR") as a pre-cursor to heap leaching, both of which are designed to improve silver and gold recoveries.
  The Company has continued an extensive metallurgical testwork program at DeLamar and Florida Mountain, including:
    19 column leach tests on oxide and transitional material from Florida Mountain
    7 variability composites for unoxide material from Florida Mountain
    44 variability composites planned on oxide and transitional material from DeLamar
    10-15 variability composites on unoxide material from DeLamar

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSX-V:ITR; NYSE American: ITRG) is pleased to announce exploration plans for 2021 at the DeLamar Project ("DeLamar" or the "Project") located in Owyhee County in southwest Idaho along with an update on the PFS and various trade-off studies currently being considered by the Company for the PFS in Q4 2021.

"This year will be pivotal for Integra as we continue to grow the gold-silver resource at the Project through exploration drilling while preparing to deliver a PFS in Q4 2021. The Company looks forward to following-up on its drill success at Florida Mountain and War Eagle as well as the first exploration program at Black Sheep which has the potential for a new discovery at the DeLamar Project. The winter drill program at the Project is currently underway with on drill rig on the Lucky Days target situated in the Black Sheep area and one drill rig on the Florida Mountain Deposit," noted Company President and CEO George Salamis. "In anticipation of the Company's PFS in Q4 2021, we are conducting various trade-off studies to unlock additional value at DeLamar through, among other initiatives, increased silver recoveries. The DeLamar and Florida Mountain Deposits are host to significant silver resources, in addition to gold, making the Project one of the largest undeveloped silver-gold resources in the Western United States. In the 2019 PEA, silver accounted for only 17% of the estimated project revenues as the study was optimized for gold-and-silver prices at that time. The low silver revenue relative to gold revenue was largely related to two factors: low heap leach recoveries of silver averaging 34% over life-of-mine and a smaller milling scenario of 2,000 tonnes per day which would recover on average 80% silver over life-of-mine. Given the large silver endowment at DeLamar, the Company is also reviewing alternative scenarios to increase silver recovery, including a larger milling operation designed to accommodate oxide and transitional material to be processed via agitated leach and HPGR as a pre-cursor to heap leaching. Increasing silver recoveries could have a materially positive effect on the project's future economics."

DeLamar and Florida Mountain Silver and Gold Resource Estimate:

The following table highlights the combined gold and silver resource at the DeLamar and Florida Mountain Deposits:

Classification	Tonnes	g/t Au	oz Au	g/t Ag	oz Ag	g/t AuEq	oz AuEq
Measured	16,078,000	0.52	270,000	34.3	17,726,000	0.96	498,000

Indicated	156,287,000	0.42	2,106,000	19.7	98,788,000	0.67	3,377,000

Measured + Indicated	172,365,000	0.43	2,376,000	21.0	116,514,000	0.70	3,875,000

Inferred	28,266,000	0.38	343,000	13.5	12,240,000	0.55	500,000

1. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2. Oxidized and Transitional Mineral Resources are reported at a 0.2 g AuEq/t cut-off in consideration of potential open-pit mining and heap-leach processing.  Unoxidized Mineral Resources are reported at a 0.3 g AuEq/t cut-off in consideration of potential open pit mining a milling / agitated leaching or flotation processing.  The Mineral Resources are constrained by pit optimizations.

3. Gold equivalent in the Resource Estimate is calculated by g Au/t + (g Ag/t ÷ 77.7). Metal prices used were US$1,400 per oz Au / US$18 per oz Ag. Please refer to the technical report for guidance on modeling and optimization parameters.

4. Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grades, and contained metal content.

5. The Effective Date of the Mineral Resources is May 1, 2019.

6. The estimate of mineral resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

Current Pre-feasibility Level Studies Aimed at Enhanced Silver Recoveries:

Several key trade-off studies are currently under-way, aimed to define the cost-benefit of higher metal recoveries, specifically silver, in future development scenarios at DeLamar.

Recent metallurgical testwork since the 2019 PEA is being analyzed for opportunities to improve silver recovery. A deeper evaluation into the size sensitivity of both gold and silver recovery is underway, to be included in this year's PFS. This includes consideration of HPGR technology in the final stage of the crushing circuit for the heap leach process and/or implementation of a larger milling and agitated leach circuit for higher grade transitional mineralization, both of which would effectively produce finer crushed material with enhanced silver recovery potential.

Processing additional transitional mineralization through a mill circuit could potentially yield greater overall metal recovery, including silver, than through placement of crushed material on the leach pad.

Florida Mountain unoxidized material is processed through the existing milling scenario in the PEA. Testwork has shown that the unoxidized material from Florida Mountain is amenable to gravity concentration, followed by flotation of the gravity tails, with regrinding and agitated cyanide leaching of the flotation concentrate. Mill recoveries on this material in the PEA were 90% for gold and 80% for silver with a relatively course grind size of 212 µm. The Company is completing additional testwork on the DeLamar unoxidized mineralization which was not included in the PEA. This testwork includes various pre-cyanidation treatments options, including fine grinding and pre-aeration, and will be reevaluated with current metal prices and better defined costs.

A diagram that highlights a number of new trade-off studies that have been initiated to investigate higher recoveries from higher grade transitional and oxide materials can be viewed through the link below:

https://www.integraresources.com/site/assets/files/2572/itr_flowchart_trade_offs.pdf

The Company will provide updates and guidance on how these trade-off studies are progressing over the course of the year.

2021 Exploration Program

The Company has plans for a 10,000 m exploration program in 2021. The drill program will focus on the following areas:

The Florida Mountain Deposit: 4,000 m:

One of two exploration drill rigs on the Project will operate at Florida Mountain through the winter months. Drilling at Florida Mountain will be dual-focused, including follow-up exploration on the high-grade shoots and structures below the existing resource and expanding the existing low-grade resource through drilling geochemical and geophysical anomalies to the east and west of the existing resource.

The Company has identified multiple high-grade gold-silver shoots at Florida Mountain. Integra's exploration team has modeled 7 high-grade vein structures that appear similar in size and orientation to the historically productive high-grade Trade Dollar - Black Jack vein system. Most historic underground production stemmed from the Trade Dollar - Black Jack vein, while the remaining 6 veins saw limited production up until mining operations ceased with the start of World War I. The identified vein zones have an aggregate strike length of over 7,000 m. Within these vein zones are steeply dipping high-grade shoots with strike lengths of up to 200 m and down dip extensions of up to 300 m which are interpreted as having developed at structural intersections.  Based on recent drill intercepts, the Company anticipates that the high-grade shoots are likely to have widths of between 1 m and 8 m.

Drilling is also planned to take place in the Florida Keys area, a large geochemical anomaly located immediately to the east of the resource that has seen limited drilling. The Florida Keys geochemical anomaly is of similar strength and size to the existing resource estimate footprint at the Florida Mountain Deposit. The Company also intends to drill in Rich Gulch, a target located in a large zone of Induced Polarization ("IP") chargeability that was identified to the west of Florida Mountain as part of a 2020 geophysical survey.  Based on limited historic drilling and the presence of historic underground workings in this area the Company sees potential for both additional low-grade and high-grade underground mineralization.

To view a map of Florida Mountain with competed and proposed drill holes, click here:

https://www.integraresources.com/site/assets/files/2572/florida_mountain_drill_map_vuse.pdf

To view an image of Rich Gulch, click here:

https://www.integraresources.com/site/assets/files/2572/rich_gulch_vuse.pdf

War Eagle Mountain: 2,000 m

During the 2019 and 2020 drill programs at War Eagle, the Company intersected high-grade gold-silver mineralization within the volcanic unit overlying the entire area. In 2020, the Company identified a second high-grade shoot 400 m to the north of the 2019 drill holes. This second structure is interpreted over a strike length of approximately 550 m south-southeast and is largely untested. The geochemical soil anomaly that led the Company to this new structure is interpreted as being lateral leakage outward along the base of the latite flow, presumably emanating from the eastern most structure identified in the 2020 drill program.

Drilling in 2021 will continue to test these parallel structures at War Eagle. In addition, the Company plans on completing a detailed IP program to generate targets within a large geochemical anomaly to the east of the 2019 and 2020 drill holes locations.

To view a map of War Eagle, click here:

https://www.integraresources.com/site/assets/files/2572/war_eagle_geology_vuse.pdf

Black Sheep and DeLamar (Henrietta Ridge): 4,000 m

Exploration drilling at Black Sheep is underway with one drill rig expected to operate through the winter months. The drill campaign at Black Sheep will focus on the Georgianna and Lucky Days targets. Black Sheep is host to extensive areas of sinter and opaline silica cut by high-level epithermal veining and brecciation.  Due to the shallow level of erosion at Black Sheep, very limited exploration drilling completed by previous operators was shown to be too shallow to properly evaluate the potential for high-grade vein style mineralization.

Two shallow drill holes have been completed at the Georgianna target to better define the structures controlling mineralization. Deeper, follow-up drill holes are planned at the Georgianna target for this year to test the productive zone at approximately 200 m below the current surface.

To view an image of this IP anomaly at Black Sheep, click here:

https://www.integraresources.com/site/assets/files/2572/black_sheep_ip_vuse.pdf

The Company also plans on drilling the Henrietta Ridge target in 2021. Henrietta Ridge is located between the DeLamar Deposit and the Black Sheep area. Historic drilling completed by previous operators along with geophysical surveys suggest mineralization from the DeLamar Deposit extends along a northwest corridor from the current resource through Henrietta Ridge.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by E. Max Baker Ph.D. (F.AusIMM), Integra's Vice President Exploration, and Timothy D. Arnold (PE, SME), Integra's Chief Operating Officer, both of of Reno, Nevada. Each is a "Qualified Person" ("QP") as defined in National Instrument 43- 101 - Standards of Disclosure for Mineral Projects.

About Integra Resources

Integra is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar Gold-Silver Project in Idaho, USA. Integra is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600 M in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver Deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing a robust economic study in its maiden Preliminary Economic Assessment. The Company is currently focused on resource growth through brownfield and greenfield exploration and the start of Pre-feasibility level studies designed to advance the DeLamar Project towards a potential construction decision. For additional information, please reference the "Technical Report and Preliminary Economic Assessment for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA (October 22, 2019)."

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward looking and other cautionary statements

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. . In this news release, forward-looking statements relate, among other things, to: statements about the estimation of mineral resources; magnitude or quality of mineral deposits; anticipated advancement of mineral properties or programs; future operations; future exploration prospects; the completion and timing of mineral resource estimates and PEA; future growth potential of Integra; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of Integra believes, or believed at the time, to be reasonable assumptions, Integra cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated or intended.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The terms "mineral resource", "measured mineral resource", "indicated mineral resource", "inferred mineral resource" used herein are Canadian mining terms used in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time (the "CIM Definition Standards"). Inferred mineral resources' have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. These definitions differ from the definitions in the United States Securities and Exchange Commission (the "SEC") Industry Guide 7 ("Industry Guide 7"). United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Under Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made. While the terms "mineral resource", "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under Industry Guide 7 and historically they have not been permitted to be used in reports and registration statements filed with the SEC. As such, information contained herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public under Industry Guide 7 by U.S. companies in SEC filings.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.